March 24, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Mail Stop 7010

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Golden Star Resources Ltd.
Amendment No. 1 to Registration Statement on Form S-3
Filed March 10, 2009
File No. 333-155767

Dear Mr. Schwall:

On behalf of Golden Star Resources Ltd. (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated March 19, 2009 (the “SEC Letter”) regarding the above-referenced filing. As discussed with the Staff, we plan to include the changes made in response to the comments in the SEC Letter in a prospectus supplement to be filed after effectiveness of the Registration Statement.

For the convenience of the Staff, we have transcribed the comment being addressed, along with the Company’s response thereto. Responses are numbered to reference the appropriate comment number.

Risk Factors, page 6

We may incur substantial losses in the future…, page 6

Comment 1: We note your response to prior comment 1 and reissue that comment. Please revise the title of this risk factor to indicate that you have incurred and will continue to incur substantial losses that may affect your ability to service debts as they become due. In addition, include risk factor disclosure of your upward trend in fixed charges, as disclosed on page 35 and Exhibit 12.1, and explain how this affects your debt service capacity.

Response: We propose to amend the relevant risk factor so that it reads as follows:

1

Michelle H. Shepston • 303 892 7344 • michelle.shepston@dgslaw.com

We have incurred and may continue to incur substantial losses that could make financing our operations and business strategy more difficult and that may affect our ability to service our debts as they become due.

We experienced a net loss of $120.1 million in 2008 and have experienced net losses in other prior fiscal years. In recent years, the start-up of the Bogoso sulfide plant, lower than expected ore grades or recoveries, higher than expected operating costs, and impairment write-offs of mine property and/or exploration property costs have been the primary factors contributing to such losses. In the future, these factors, as well as declining gold prices, could cause us to continue to be unprofitable in the future. Future operating losses could make financing our operations and our business strategy, including pursuit of the growth opportunities anticipated at the HBB properties, or raising additional capital, difficult or impossible and could materially and adversely affect our operating results and financial condition. In addition, continuing operating losses could affect our ability to meet our debt payment obligations.

The Company believes that the risk factor, as proposed, addresses the Staff’s concerns, and more accurately describes the Company’s business and risks in the future.

Please call me at (303) 892-7344 if you wish to discuss these matters.

Sincerely,

/s/ Michelle H. Shepston
Michelle H. Shepston for DAVIS GRAHAM & STUBBS LLP

Enclosures

cc:	J. Lucas (SEC)
John A. Labate (Golden Star)

2